UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.1)*

Cheche Group Inc.

(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share

(Title of Class of Securities)

G20707108**

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ningbo Shiwei Enterprise Management Partnership (L.P.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,029,257(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,029,257(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,029,257(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%(2)
12	TYPE OF REPORTING PERSON PN

(1)	Representing 1,029,257 Class A Ordinary Shares directly held by Ningbo Shiwei Enterprise Management Partnership (L.P.), whose general partner is Shunchuang Venture Capital Partnership (Limited Partnership) of Lhasa Economic and Technological Development Zone, whose general partner is Shunchuang Capital Management Co., Ltd. of Lhasa Economic and Technological Development Zone.

(2)	Based on 57,145,705 Class A Ordinary Shares and 18,596,504 Class B Ordinary Shares outstanding as of April 29, 2024, as reported in the Issuer’s post-effective amendment No. 1 to the registration statement on form F-1 filed with the SEC on April 29, 2024.

1	NAME OF REPORTING PERSON Shunchuang Venture Capital Partnership (Limited Partnership) of Lhasa Economic and Technological Development Zone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,029,257(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,029,257(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,029,257(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%(2)
12	TYPE OF REPORTING PERSON PN

(1)	Representing 1,029,257 Class A Ordinary Shares directly held by Ningbo Shiwei Enterprise Management Partnership (L.P.), whose general partner is Shunchuang Venture Capital Partnership (Limited Partnership) of Lhasa Economic and Technological Development Zone, whose general partner is Shunchuang Capital Management Co., Ltd. of Lhasa Economic and Technological Development Zone.

(2)	Based on 57,145,705 Class A Ordinary Shares and 18,596,504 Class B Ordinary Shares outstanding as of April 29, 2024, as reported in the Issuer’s post-effective amendment No.1 to the registration statement on form F-1 filed with the SEC on April 29, 2024.

1	NAME OF REPORTING PERSON Shunchuang Capital Management Co., Ltd. of Lhasa Economic and Technological Development Zone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,029,257(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,029,257(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,029,257(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Representing 1,029,257 Class A Ordinary Shares directly held by Ningbo Shiwei Enterprise Management Partnership (L.P.), whose general partner is Shunchuang Venture Capital Partnership (Limited Partnership) of Lhasa Economic and Technological Development Zone, whose general partner is Shunchuang Capital Management Co., Ltd. of Lhasa Economic and Technological Development Zone.

(2)	Based on 57,145,705 Class A Ordinary Shares and 18,596,504 Class B Ordinary Shares outstanding as of April 29, 2024, as reported in the Issuer’s post-effective amendment No.1 to the registration statement on form F-1 filed with the SEC on April 29, 2024.

Item 1.	Issuer

(a)	Name of Issuer:

Cheche Group Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

8/F, Desheng Hopson Fortune Plaza, 13-1 Deshengmenwai Avenue, Xicheng District, Beijing 100088, China

Item 2.	Filing Person

(a)	Name of Person Filing:

Ningbo Shiwei Enterprise Management Partnership (L.P.)

Shunchuang Venture Capital Partnership (Limited Partnership) of Lhasa Economic and Technological Development Zone

Shunchuang Capital Management Co., Ltd. of Lhasa Economic and Technological Development Zone

Each of the foregoing is referred to as a “Reporting Person” and collectively, as the “Reporting Persons”

(b)	Address of Principal Business Office or, if none, Residence:

Ningbo Shiwei Enterprise Management Partnership (L.P.)

Dongyi Road, Technology Park Zone

Jiangshan Town, Yinzhou District

Ningbo, Zhejiang, China

Shunchuang Venture Capital Partnership (Limited Partnership) of Lhasa Economic and

Technological Development Zone

No.2, 4/F, Building 3-3, Shitong Yangguang Xincheng

No. 158, Jinzhu West Road

Lhasa, Xizang Province, PRC

Shunchuang Capital Management Co., Ltd. of Lhasa Economic and Technological Development Zone

No.2, 5/F, Building 2-7, Shitong Yangguang Xincheng

No. 158, Jinzhu West Road

Lhasa, Xizang Province, PRC.

(c)	Citizenship:

Ningbo Shiwei Enterprise Management Partnership (L.P.): China

Shunchuang Venture Capital Partnership (Limited Partnership) of Lhasa Economic and Technological Development Zone: China

Shunchuang Capital Management Co., Ltd. of Lhasa Economic and Technological Development Zone: China

(d)	Title of Class of Securities:

Class A ordinary shares, $0.00001 par value per share (“Class A Ordinary Shares”).

(e)	CUSIP Number:

G20707108.

This CUSIP applies to the Class A Ordinary Shares of the Issuer. No CUSIP has been assigned to the Class B ordinary shares, par value US$0.00001 per share (the “Class B Ordinary Shares”) of the Issuer.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Ningbo Shiwei Enterprise Management Partnership (L.P.)	1,029,257	1.8%	0.9%	1,029,257	0	1,029,257	0
Shunchuang Venture Capital Partnership (Limited Partnership) of Lhasa Economic and Technological Development Zone	1,029,257	1.8%	0.9%	1,029,257	0	1,029,257	0
Shunchuang Capital Management Co., Ltd. of Lhasa Economic and Technological Development Zone	1,029,257	1.8%	0.9%	1,029,257	0	1,029,257	0

*	Based on 57,145,705 Class A Ordinary Shares and 18,596,504 Class B Ordinary Shares outstanding as of April 29, 2024, as reported in the Issuer’s post-effective amendment No.1 to the registration statement on form F-1 filed with the SEC on April 29, 2024. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to three votes. At the option of the holder of Class B Ordinary Shares, each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024

Ningbo Shiwei Enterprise Management Partnership (L.P.)

By:	/s/ Wenjing Ma
Name:	Wenjing Ma
Title:	Representative of Managing Partner

Shunchuang Venture Capital Partnership (Limited Partnership) of Lhasa Economic and Technological Development Zone

By:	/s/ Jun Lei
Name:	Jun Lei
Title:	Representative of Managing Partner

Shunchuang Capital Management Co., Ltd. of Lhasa Economic and Technological Development Zone

By:	/s/ Jun Lei
Name:	Jun Lei
Title:	Legal Representative

EXHIBIT INDEX

Exhibit

99.1	Joint Filing Agreement by and among the Reporting Persons as Exhibit 99.1 to the Schedule 13G filed with the U.S. Securities and Exchange Commission on November 21, 2023